

April 29, 2011

Via E-mail
Steven Bonham
Vice President and Chief Financial Officer
Unify Corporation
1420 Rocky Ridge Drive
Roseville, CA 95661

    Re: **Unify Corporation**
           Form 10-K for the Fiscal Year Ended April 30, 2010
           Filed July 12, 2010
           Form 10-Q for the Quarterly Period Ended January 31, 2011
           Filed March 15, 2011
           File No. 001-11807

Dear Mr. Bonham:

We have reviewed your letter dated March 4, 2011 in connection with the above-referenced filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2011.

Form 10-Q for the Quarterly Period Ended January 31, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2. Acquisition

AXS-One Inc., page 8

1.   We note your disclosure indicating that the tabular presentation includes the consideration paid for AXS-One and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, June 30, 2009. However, we note that the

contingent consideration included in the fair value of total consideration line has been subsequently adjusted for changes that were not measurement period adjustments. In future filings, please disclose the fair value of the total consideration transferred, including the fair value of contingent consideration, on the date of the acquisition exclusive of adjustments made outside of the measurement period pursuant to ASC 805-30-50-1.

Note 4. Goodwill and Intangible Assets, page 13

2.   We note that goodwill increased significantly during the nine months ended January 31, 2011, however, you disclose the ending balance only. In future filings, please include a reconciliation of the beginning and ending goodwill balances pursuant to ASC 805-30-50-4(b).

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief